

April 8, 2011

Eric S. Rosenfeld
Chairman and Chief Executive Officer
Trio Merger Corp.
825 Third Avenue, 40th Floor
New York, New York 10022

>       **Re:     Trio Merger Corp.**
>               **Registration Statement on Form S-1**
>               **Filed March 14, 2011**
>               **File No. 333-172836**

Dear Rosenfeld:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.      As soon as practicable please furnish a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, provide us with a copy of the letter or a call from FINRA informing us that it has no objections.

2.      We note your disclosure of one condition to consummating a business combination reads that "We will consummate our initial business combination only if holders of less than 90% of our public shares elect to" sell their shares for cash. Please make clear that this condition means, in other words, that no more than 90% or greater of your public shares elect to sell their shares for cash when given that option via a shareholder meeting or tender offer; which means that less than 90% of the public shareholders may convert their shares for cash without affecting this condition. We believe this is a simpler construction of the condition.

3.      We also note disclosure throughout your prospectus that you will complete your initial business combination only if holders of no more than 90% or greater of your public shares elect to redeem their shares.  Please revise the Prospectus Summary to explain briefly (i) the principal business reasons for conditioning the completion of your combination on a redemption threshold and how you derived at this number, and (ii) the effect that a working capital or similar closing condition imposed in a business combination may have on this threshold.  For example, it appears that you will need to lower the redemption threshold if you chose to complete your business combination via a tender offer and the combination requires more than *de minimis* working capital or a similar closing condition and, in this circumstance, you may be unable to obtain additional financing to avoid reducing the redemption threshold.

4.      Where you reference the 90% redemption threshold in your prospectus, please also disclose, or cross-reference to disclosure regarding, the likelihood that the amount of common shares for which you seek to redeem through a tender offer may be significantly lower than 90% of your public shares.  Additionally, where you compare your 90% redemption threshold to the equivalent threshold used by most blank check companies, please also disclose that the amount of common shares for which you will seek to redeem through the tender offer may be lower than the threshold used by most blank check companies.

5.      Please also consider adding a separate risk factor to describe clearly the possibility that you will significantly reduce the number of shares sought in a tender offer in connection with a business combination and address the consequences.  For example, it appears that due to a significantly lowered redemption threshold it will be difficult to consummate a proposed transaction.  As such, shareholders seeking to tender may have to wait significantly longer to receive their cash than would be the case in a tender offer with a 90% threshold.  This would appear to be the case with a significantly lower threshold and unsuccessful tender offer because those shareholders would not be able to tender and receiving cash would be delayed for an additional time, likely involving liquidation.

6.      We note your disclosure on page 5 that if a registration statement covering the shares of common stock issuable upon exercise of the public warrants is not effective, then the public warrant holders may exercise warrants on a cashless basis.  Please explain the exemption from registration upon which you are relying to allow for an unregistered cashless exercise.

7.      Please file as exhibits all agreements between the company and management including the following:

   •   The February 2011 private placement for $25,000,
   •   The commitment to purchase 5,700,000 warrants, and

- Mr. Rosenfeld's indemnification agreement regarding claims against the trust proceeds.

Prospectus Cover Page

8.      We note you will not limit your search of a target business to any particular industry or region.  If true, please revise to state your target will very likely want to be a public reporting company.

Prospectus Summary, page 1

9.      It appears that Hill International trades on the NYSE.  Please revise page 2 accordingly.

10.     Please clarify the third full paragraph on page 2 to explain what would happen to the contemplated business transaction if it's not completed within the applicable time periods.

11.     We note your disclosure in the third full paragraph on page 3 that the decision as to whether you will seek stockholder approval or conduct a tender offer will be by the company in its sole discretion and will also be based on other factors such as timing and whether other terms of the transaction will require stockholder approval.  Please revise to explain typical transaction structures that will not require stockholder approval such as asset acquisitions and typical transactions structures that will require stockholder approval such as a merger or issuance of securities.

12.     At the bottom of page 4 we note initial stockholders will purchase 5,700,000 warrants. Please clarify their exercise price.

13.     Please explain how you selected $7.50 as the exercise price for the public warrants.

14.     We note your disclosure at the bottom of page 9 that compares your 90% redemption threshold with other traditional blank check companies that used a 20 to 40% threshold. Revise to explain that your 90% threshold makes it very likely that your redemption option means public shareholders have less impact on the success of a transaction. Further, revise to explain that if a significant number of public shareholders redeem then the remaining shareholders will likely be diluted because the high level of redemptions would deplete the trust assets to the extent that significant additional securities would have to issued to maintain your 80% fair market value requirement for your target.

15.     We note your disclosure on page 11 regarding the limitation on a "group" from seeking conversion of more than 10% of their shares without your consent.  We understand the reason for this limitation is to prevent the group from extracting a premium to the market price.  Also, balance this disclosure with added disclosure that states by limiting such

conversions you are also enabling the company to complete a transaction opposed by significant public shareholders.

16.     The disclosure regarding dissolution and liquidation on page 12 makes references to your amended and restated certificate of incorporation. Please file this as soon as possible.

Risk Factors, page 17

17.     Please include a risk factor stating that you do not intend to pay dividends and thus gains on continued investment will come from the appreciation of your stock or warrants.

Our stockholders may be held liable for claims by third parties against us to the extent of distribution received by them, page 20

18.     Please explain the business reason for complying with section 281, instead of section 280, of the Delaware General Corporation Law.

We may amend the terms of the warrants in a way…, page 21

19.     Revise to explain whether the insider warrants will be counted towards the majority of the outstanding warrants.

Our officers and directors will allocate their time to other businesses…, page 22

20.     Please clarify how many approximate hours management will devote to your business and to their other businesses.

Our officers' and directors' personal and financial interests may influence…, page 23

21.     Please present the substance of this risk factor in the Prospectus Summary.

Unless we complete a business combination…, page 23

22.     Please disclose whether the business combinations involving Hill and Primoris involved any of the circumstances that are discussed in this risk factor.

Use of Proceeds, page 33

23.     Please explain how you determined EarlyBird's fee in the third full paragraph on page 35.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Sources of Target Business, page 43

24.     Please revise to explain how Hill and Primoris were brought to your attention.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373or Bob Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at202-551-3810 with any other questions.

Sincerely,


/s/ Celeste M. Murphy

for Larry Spirgel
Assistant Director


cc:      Via facsimile to (212) 818-8881
         David Alan Miller, Esq.